UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at August 10, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: August 10, 2006

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO REPORTS QUARTERLY OPERATING PROFIT OF $18.3 MILLION AND
EARNINGS OF $4.1 MILLION FOR THIRD QUARTER

August 10, 2006, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) announces its financial results for the quarter ending June 30, 2006, including production and sales for the Gibraltar Mine located near Williams Lake in south-central British Columbia.

Overview & Highlights

The Company had operating profit of $18.3 million for the third quarter and $33.8 million for the first nine months of the fiscal year. After tax earnings for the quarter and nine-month period were $4.1 million and $13.9 million, respectively.

The following are the third quarter results of operations for the Gibraltar Mine.

- Revenues of $54.8 million and $5.2 million realized from the sale of copper and molybdenum.
- Average price realized for copper and molybdenum were US$3.08 per pound and US$24.81 per pound, respectively.
- Copper production was 10.1 million pounds in concentrate.
- Copper sales of 16.0 million pounds in 29,129 wet metric tonnes (WMT) of concentrate.
- Molybdenum production was 169 thousand pounds in concentrate.
- Molybdenum sales of 186 thousand pounds in 185.6 WMT of concentrate.

Work continued during the quarter on the expansion and upgrade to the concentrator facility at Gibraltar with engineering and procurement on schedule. Engineering is approximately 30% complete, orders have been placed for the major components, and the tendering process is underway for major contractors. The project will increase the annual production capacity of the Gibraltar mine from 70 million pounds to 100 million pounds of copper by 2008.

Rehabilitation of Gibraltar's solvent extraction and electrowinning (SX-EW) plant began in April. The rehabilitation project is on schedule and on budget. The plant is expected to be operational by the fall of 2006, with the capacity to produce 7 million pounds of copper in cathode annually.

Since March 2006, 62 diamond drill holes, totalling 18,000 metres, have been completed at Gibraltar. The drilling program is designed to expand information on the mineral resources located near current mineral reserves in order to update the geological and mine models. Work so far is confirming the continuity of the mineralization. It is expected that completion of modelling and new mine plan development will allow conversion of additional measured and indicated resources to proven and probable reserves.

In July 2006, Taseko announced that it had given notice of withdrawal for the joint venture established with Ledcor CMI Ltd. Effective November 5, 2006, Taseko will assume responsibility for all matters in connection with the Gibraltar Mine.

The update of the feasibility study for the Prosperity gold-copper project is progressing with the completion of scoping level studies for the mill redesign and mill operating and capital costs. Additional scoping studies are underway to assess optimal designs of the tailings impoundment system and to review mining and infrastructure costs.

The Prosperity Project Environmental Impact Assessment is well underway with ongoing ground and research work being performed, designed to complete earlier baseline data and studies in the biophysical, socio-economic, archeological, and traditional use fields. The Environmental Assessment Report is scheduled to be substantially complete by the spring of 2007.

Taseko also announced today that it had agreed to offer approximately US$30 million in principal amount of five year convertible bonds to accredited institutional investors outside of North America. The Bonds will constitute direct, unsubordinated, unsecured, interest bearing obligations of Taseko. The net proceeds from the issue will be used for investments into its producing assets in order to promote further growth of the Company.

Gibraltar Mine

Third Quarter Production Results

The following table is a summary of the operating statistics for the current quarter (Q3 - 2006) compared to the previous quarter (Q2 - 2006), and the same quarter in the previous year (Q3 - 2005).

	Q3 - 2006	Q2 - 2006	Q3 - 2005
Total tons mined (millions)*	8.8	9.9	10.3
Tons of ore milled (millions)	2.4	2.7	3.1
Stripping ratio	2.68	2.80	2.38
Copper grade (%)	0.265	0.300	0.314
Molybdenum grade (%MoS 2)	0.015	0.017	0.018
Copper recovery (%)	79.6	79.7	80.8
Molybdenum recovery (%)	38.3	42.7	26.5
Copper production (millions lb)	10.1	12.8	15.5
Molybdenum production (thousands lb)	169	231	176

                                                  *Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were                                                    moved from within pit limit to outside pit limit during the period.

Total tons mined in the current quarter were lower than the previous quarter as a result of low shovel availability in April and an unscheduled five day shutdown of mine operations at the end of June as a result of the failure of the primary crusher.

Copper produced in concentrate during the third quarter was 10.1 million pounds. This decrease from the previous quarter is a result of the mill being shut down as the primary crusher was inoperable for fifteen days near the end of the quarter as a result of a failure of the main bearing. The mill was able to continue to operate for a time by drawing from the fine ore inventory but was unable to continue after the fine ore bin was depleted. Copper production was also negatively affected as mining occurred in a lower grade portion of the pit.

Molybdenum production was similarly affected. Molybdenum produced in concentrate during the quarter was 169 thousand pounds, a decrease from that produced in the previous quarter.

Cost per pound of copper produced increased for the quarter due to the reduced metal production and unplanned expenditures on crusher repairs. The crusher down time accounted for an overall delay in production of approximately 2.5 million pounds of copper and 40 thousand pounds of molybdenum. The lost metal production resulted in an increase to unit cost of approximately US$0.37 per pound of copper produced, exclusive of repair costs.

On-site costs included higher than deposit average stripping as well as closure and reclamation costs. Off-site costs included the disputed price participation amount currently being deducted by Glencore Ltd. Price participation for the third quarter added approximately US$3.4 million, or roughly an extra US$0.21 per pound, to off-site costs. The total amount under dispute at quarter end is approximately US$9 million. An arbitration hearing was held in London, UK during June and the arbitrator's ruling is expected in August.

There were no lost time accidents during the quarter. At the end of the quarter, the operation employed 281 people.

Gibraltar Production and Forecast

The forecasted copper and molybdenum production for fiscal 2006 is estimated to be between 48-50 million pounds of copper and 820-850 million pounds of molybdenum. Forecast production and costs are illustrated below:

	Q1 (A)	Q2 (A)	Q3 (A)	Q4 (F)
Copper (millions lb)	13.4	12.8	10.1	12 to 14
Molybdenum (thousands lb)	223	231	169	200 to 225
Copper production costs, net of by product credits[1], per lb of copper	US$1.10[2]	US$1.07[2]	US$1.50[3]	US$1.00 to US$1.15
Off Property Costs for transport, treatment (smelting & refining) & sales per lb of copper[4]	US$0.33	US$0.43	US$0.50	US$0.50
Total cash costs of production per lb of copper	US$1.43	US$1.50	US$2.00	US$1.50 to US$1.65

                                        1The by-product credit is based on pounds of molybdenum sold. he forecast production costs for 2006 are based on a molybdenum sales                                 price of US$25 per pound for the first quarter and US$20 per pound for the remainder of the year.
                                        2Excludes mining equipment lease costs but includes contractor overhead costs.
                                        3Includes contractor overhead costs. Copper production cost for Q3 is approximately US$0.37/lb above plan as a result of lost production                                 as a result of primary crusher failure.
                                       4 Off-property costs are affected by price participation assessments applied by Glencore Ltd. Should the outstanding dispute be concluded                                 in Taseko's favour, off-property costs will decrease in Q4.

Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located approximately 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. The Company carried out extensive exploration, engineering, mine planning, environmental and socio-economic studies on the property prior to 2001, outlining a large porphyry gold-copper deposit.

A preliminary overview study of the project has now been completed. The focus of the study was to identify opportunities associated with the redesign of the concentrator, in particular, utilizing a single, large diameter, semi-autogenous grinding (SAG) mill as opposed to multiple smaller SAG mills. Identification and "scoping" of opportunities to further reduce capital and operating costs is in progress and will be complete by September, prior to a recommendation to proceed to a full feasibility study.

The Prosperity Project Environmental Impact Assessment is fully underway. Multidisciplinary work teams are gathering fisheries, wildlife, archaeology and traditional use data in the area where the project will be developed. Validation of previous work and completion of baseline studies is expected by the end of the year. The Environmental Impact Assessment will be completed by the spring of 2007.

Financial Results

Taseko's pre-tax earnings for the quarter ended June 30, 2006 increased to $9.7 million, compared to $5.5 million in the previous quarter, and decreased from $11.6 million in the same period in 2005. After-tax earnings for the quarter ended June 30, 2006 increased to $4.1 million, or $0.04 per share ($0.03 per share fully diluted) compared to $3.1 million in the previous quarter, and decreased from $11.6 million in the same period in 2005.

The Company's earnings over nine months of fiscal 2006 were $13.9 million, or $0.13 per share ($0.12 per share fully diluted), compared to earnings of $6.8 million over nine months in fiscal 2005.

Taseko reported revenues of $59.9 million, compared to $37.5 in the previous quarter and $31.5 million in the third quarter of 2005. Third quarter revenues consisted of copper concentrate sales of $54.8 million and molybdenum concentrate sales of $5.2 million. The average price per pound of copper concentrate sold increased to US$3.08 per pound in the third quarter from US$2.06 per pound in the previous quarter. Molybdenum prices were comparable over the two quarters. Quarter-to-quarter revenues increased significantly because of inventory drawdown and higher prices.

Total production costs for the period were $22.3 million, compared to $22.2 million in the previous quarter.

Transportation and treatment costs were $9.0 million for Q3-2006 compared to $6.6 million in Q2-2006. The increase in Q3-2006 is attributed to higher sales quantities and a significant increase in accrued price participation.

Income tax expense amounted to $5.6 million for the quarter ended June 30, 2006 and $8 million for the nine months ended June 30, 2006. The increase in the tax provision is due mainly to the depletion of tax pools as a result of becoming more profitable.

A Conference Call will be held today at 2:00 p.m. Eastern Time (11:00 a.m. Pacific Time) to discuss these results. The conference call may be accessed by dialing (866) 543-6405 in Canada and the United States, or (617) 213-8897 internationally, using the passcode 40740137. A live and archived audio webcast will also be available at www.tasekomines.com in the Corporate Events section of the Investor Centre.

Additional information is provided in Taseko's Management Discussion and Analysis and Financial Statements for the quarter ended June 30, 2006. Download these documents from www.tasekomines.com or www.sedar.com. For further details on Taseko Mines Limited, please contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

The TSX Exchange and the American Stock Exchange have neither approved nor disapproved of the contents of this press release.

This news release contains forward-looking statements that are based on current expectations and which involve risks and uncertainties, including those referred to in Taseko's Annual Information Form ("AIF") filed with Canadian securities regulatory authorities, or Taseko's annual Form on 20F ("20F") filed with United States securities regulatory authorities, that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include statements regarding financial results and expectations for 2006 and include, among other things, statements regarding targets, estimates and/or assumptions in respect of copper production and/or copper prices, cash operating costs, expenditures on property, plant and equipment, increases and decreases in production, reserves and/or resources and anticipated grades and recovery rates and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to elsewhere herein and/or in the AIF and 20F, and include unanticipated and/or unusual events. Many of such factors are beyond Taseko's ability to control or predict. Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. Taseko disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise. For further information on the Company, Investors should review the Company's Canadian public filings at www.sedar.com or its US public filings at www.sec.gov.